United States
                          Securities and Exchange Commission
                                Washington, D.C. 20549


                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 15)


                     John Hancock Patriot Select Dividend Trust
                                 (Name of Issuer)


                                    Common Stock
                          (Title of Class of Securities)


                                     41013U-10-2
                                    (CUSIP Number)



                              The Commerce Group, Inc.
                                   211 Main Street
                                  Webster, MA 01570
                                   (508) 943-9000
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)



                                  September 2, 2003
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box:      [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 41013U-10-2                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 15
                                            SEPTEMBER 11, 2003




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         The Commerce Group Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         SOLE VOTING POWER                             2,334,900
         SHARED VOTING POWER                                   0
         SOLE DISPOSITIVE POWER                        2,334,900
         SHARED DISPOSITIVE POWER                              0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,334,900

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           23.5%

14.      TYPE OF REPORTING PERSON
         [HC]

CUSIP No.: 41013U-10-2                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 15
                                            SEPTEMBER 11, 2003




ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the shares of beneficial interest (the "Shares"), of John Hancock Patriot Select Dividend Trust (the "Fund"), a Massachusetts business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 101 Huntington Avenue, Boston, MA, 02119-7603.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (f) This Schedule 13D is being filed by The Commerce Group Inc. (the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street Webster, MA 01570. No material changes have taken place with respect to director or officer information of the Reporting Person.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This item is not applicable. This Schedule 13D reports sales of shares rather than purchases.

ITEM 4.  PURPOSE OF TRANSACTION

     No material change has taken place since the previous filing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Fund's reports with the Securities and Exchange Commission report that 9,945,720 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 23.5% of the Fund's outstanding Shares.

     (b) The Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 2,334,900 Shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 23.5% of the outstanding Shares.

                                             Shares             Cost

   The Commerce Insurance Company           2,334,900        $31,376,273

CUSIP No.: 41013U-10-2                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 15
                                            SEPTEMBER 11, 2003


     (c) During the period from August 23, 2003 through September 2, 2003 the Reporting Person has effected the following sales in the shares of Common Stock, all of which were made on the New York Stock Exchange (see attached Annex A). All transactions prior to August 23, 2003 were reported on previous Schedule 13D filings.

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

     (e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Annex A   Item 5(c) Information




                                          SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2003                       THE COMMERCE GROUP INC.






                                        /s/  Gerald Fels
                                        Gerald Fels
                                        Executive Vice President &
                                        Chief Financial Officer

                                                  ANNEX  A
                                          Item 5 (c) - Information

DIV - JOHN HANCOCK PATRIOT SELECT DIVIDEND TRUST       41013U-10-2

FROM 08/23/03 - 09/02/03


COMMERCE INSURANCE COMPANY
     Sales

  TRADE           SETTLEMENT       SHARES             SALE PRICE
  DATE               DATE           SOLD               PER SHARE         CONSIDERATION
08/25/03           08/28/03           900              $13.2409          $   11,880.25
08/25/03           08/28/03           300               13.2409               3,960.08
08/25/03           08/28/03         7,400               13.2409              97,682.07
08/25/03           08/28/03           300               13.2409               3,960.08
08/25/03           08/28/03         7,100               13.2409              93,721.99
08/25/03           08/28/03         2,100               13.2409              27,720.59
08/25/03           08/28/03         7,500               13.2409              99,002.10
08/25/03           08/28/03         2,300               13.2409              30,360.64
08/25/03           08/28/03         2,200               13.2409              29,040.62
08/25/03           08/28/03        14,700               13.2409             194,044.12
08/25/03           08/28/03         1,800               13.2409              23,760.50
08/25/03           08/28/03           400               13.2409               5,280.11
08/25/03           08/28/03         3,100               13.2409              40,920.87
08/26/03           08/29/03         6,300               13.1379              82,512.89
08/26/03           08/29/03           400               13.1379               5,238.91
08/26/03           08/29/03           900               13.1379              11,787.56
08/26/03           08/29/03        16,100               13.1379             210,866.29
08/26/03           08/29/03         5,000               13.1379              65,486.42
08/26/03           08/29/03         4,500               13.1379              58,937.78
08/26/03           08/29/03         1,200               13.1379              15,716.74
08/26/03           08/29/03         2,000               13.1379              26,194.57
09/02/03           09/05/03        51,700               13.2539             683,126.56

COMMERCE SALE TOTALS              138,200                                $1,821,201.74
